

MAIL STOP 3720

November 21, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

RE: Vector Intersect Security Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2008
File No. 000-52247

Dear Mr. Eitan:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page nine

The Acquisition, page 10

1.   We note your response to comment two from our letter dated November 7, 2008 and the revised disclosure on pages 13 to 14 that the 600,000 shares were purchased from a single seller on October 15, 2008 in a block transaction. Please clarify your disclosure to indicate whether the block trade occurred through the public markets. Additionally, we note that 600,000 shares would have constituted approximately 6.0% of your outstanding shares, but we have been unable to locate

any corresponding change to the beneficial holdings disclosure in any revised proxy statement since October 15, 2008. Please advise as to the identity of the single seller and the need to revise your beneficial holdings disclosure or revise.

2.   We note your response to comment two from our letter dated November 7, 2008 that the beneficial ownership tables do not include the 600,000 shares held in escrow because such shares are considered treasury shares. We note that, pursuant to the terms of the escrow agreement, such shares may eventually be placed with either the company or the investor, depending on the shareholder vote. Furthermore, pursuant to the amended subscription agreement with Catalyst, if the shares are distributed to Catalyst, they will be considered a "Public Stockholder" with the right to receive proceeds from the trust fund. Please provide an analysis supporting your view that these shares may currently be considered treasury shares since the transaction appears not to have been completed and their ultimate owner has not yet been determined.

3.   We note your response to comment four from our letter dated November 7, 2008 and your revised disclosure on pages 21 and 35 that Vector will inform shareholders via current reports on Form 8-K of any arrangements or stock purchases made by Vector, Cyalume or their affiliates that are intended to increase the likelihood that the merger and related proposals are approved. Please revise to disclose when you will file such current reports on Form 8-K in relation to any purchases and whether you will do so before the shareholder meeting to vote on the transaction.

4.   We note your response to comment four from our letter dated November 7, 2008 and the revised disclosure on pages 21 and 35 that any Vector stock purchased by Vector will not be considered outstanding for purposes of the special meeting because they will be considered treasury shares and will therefore not be permitted to vote at the meeting. We also note your disclosure on page 13 that the purchase of the 600,000 shares by Vector does not affect the number of public stockholders required to approve the transaction. Please explain how these statements are consistent with the provisions of your certificate of incorporation regarding the vote required to approve a business combination. Also explain whether the 20% redemption limit will be calculated using the decreased number of outstanding IPO shares.

5.   In addition, disclose whether your IPO prospectus disclosed the possibility that Vector itself would repurchase shares in the aftermarket to influence the outcome of the shareholder vote and how this would impact the shareholder vote and redemption limits. We note reference to the possibility that existing shareholders of Vector (defined as holders of Vector's common stock immediately prior to the date of its IPO prospectus) could potentially purchase in the aftermarket, but we note no disclosure that the company would do so itself.

6.   We note your disclosure on pages 21 and 35 that Messrs. Eitan and Churchill or
        their affiliates may purchase shares using a $12 million bridge loan. Disclose
        whether Messrs. Eitan and Churchill or their affiliates bear any risk for payment
        of the bridge loan or in connection with their share purchases. In this regard,
        disclose whether Vector will be the sole obligor under the bridge loan or whether
        Messrs. Eitan or Churchill or their affiliates will also be obligors or guarantors.
        Also disclose who is obligated to pay the fees on the bridge loan whether or not
        Vector shareholders approve the transaction with Cyalume. Explain why Vector
        will repurchase the shares after the closing of the transaction and for an amount
        required to repay the lender.

7.   We note your response to comment four from our letter dated November 7, 2008
        and the revised disclosure on pages 21 and 35 that, in the event members of
        Vector's management team purchase shares of Vector stock, such purchasers will
        be required to make publicly-available beneficial ownership filings. Please
        balance such disclosure with a description of how each member of management's
        filing obligations have been met thus far, including the date(s) of stock purchases,
        when such purchases have been reported on the required forms, and the timing
        requirements of each beneficial ownership filing.

Cyalume's Projections, page 58

8.   We note your response to comment eight from our letter dated November 7, 2008
        that you have not disclosed certain information included in the Cyalume
        projections relating to expected costs, margin and projected units sold because
        you do not feel such information is material to investors since overall company
        expenses and other metrics are provided and such information would cause
        competitive harm to Vector. Please clarify whether the board considered this
        information to be material in evaluating the transaction with Cyalume and
        determining that the transaction is fair to Vector's shareholders and meets the
        80% test. If it did, then please disclose the information so that shareholders can
        evaluate how the board reached its conclusions.

9.   We note your response to comment eight from our letter dated November 7, 2008
        and the disclosure added to page 62 that Vector's board did not consider the
        differences between the two sets of projections in its determinations relating to
        fairness and the 80% test because management believed the January 2008
        assumptions were based on reasonable assumptions. Please revise your disclosure
        to further clarify the basis for the board's determination that the January 2008
        assumptions were reasonable in light of its disclosure on page 68 that Vector's
        consultant, JSA Partners, found the lower, October 2007 Cyalume projections to
        be aggressive with respect to the 40 mm practice ammunition. If Vector's board
        discounted JSA's findings in this regard, please disclose the reasoning and the

basis for its reliance on the JSA Partners Report in the other contexts noted in your revised proxy.

10. We note your response to comment eight from our letter dated November 7, 2008 and the disclosure added to page 62 that $6 million in revenues were projected in 2012 for a radiation detection project which has been delayed and Cyalume is not certain it will continue to develop. It appears that the projected revenue for the radiation project as disclosed on pages E-2 and E-4 is $10 million in 2012. Please advise or revise.

11. We note your response to comment eight from our letter dated November 7, 2008. Please explain the reference to September 2008 projections. We note the disclosure on page 90 that Cyalume expects to develop a new five-year forecast in late 2008. If Cyalume has developed new forecasts, consider whether the discussion of the board's conclusions based upon the January 2008 projections should be updated.

Satisfaction of 80% Test, page 59

12. We note your response to comment nine from our letter dated November 7, 2008 and the deletion of the explicit statement from page 88 that management did not rely on projections after 2010. However, we also note the apparent ambiguity created by the revised disclosure throughout your revised proxy stating that Vector's board determined only that the projections through 2010 were possible (and silent on any projections after 2010). Please clarify whether Vector's board relied on projections for amounts after 2010.

Since ValueScope's opinion itself was based upon a review of Cyalume's projected profit and loss statements for the years 2008 through 2012, it is unclear how the board did not rely on any amounts specified in the projections after 2010 at the same time it relied upon ValueScope's opinion in determining that the 80% test was satisfied. Please advise and clarify your disclosure.

13. We note the added disclosure on page 62 that the January 2008 Cyalume projections included revenues from a radiation detection project which has now been delayed and Cyalume is not certain it will continue to develop. The projected combined revenues from such project in the years 2009 through 2012 was $23.5 million (pages E-2 and E-4) and, as such, it appears such projections could have had an impact on the forecasted net cash flows calculated by ValueScope over the ten-year period referenced on page 65. Please revise your disclosure to discuss whether the Vector board has considered such developments and their apparent resultant impact on projected revenue and the ValueScope opinion, which the board relied upon in reaching its conclusions.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Giovanni Caruso, Esq.
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via Facsimile: (212) 407-4990